Exhibit 99.1

News

Contact:
Eyal Harari
VP Products and Marketing
+972-77-774-5030
eyalh@radcom.com

FOR IMMEDIATE RELEASE

RADCOM Joins Intel® Network Builders Program to provide NFV-Ready
Service Assurance

Barcelona, Spain –February 24, 2014 − RADCOM Ltd. (NASDAQ: RDCM), a leading innovative service assurance and customer experience provider, today announced that it has joined the Intel® Network Builders program.   This initiative was established to make it easier for vendors to build new solutions based on Software Defined Networking (SDN) and Network Function Virtualization (NFV).

MaveriQ is RADCOM's NFV-based network analytics solution with super-high-capacity processing power. MaveriQ brings probe-based service assurance into the terabit era, giving operators clear visibility into all quality aspects of 4G LTE, VoLTE and LTE-Advanced networks.

Participating in the Intel Network Builders program will enable RADCOM to further develop the unique capabilities of its MaveriQ Service Assurance and Customer Experience solution. Deploying MaveriQ as a Virtual Network Function allows operators to reduce CAPEX and OPEX, speed up deployment time and achieve better flexibility and scalability while improving subscriber Quality of Experience and optimizing their telecommunications network.

 “RADCOM is excited to join the Intel Network Builders program,” said Eyal Harari, VP Products and Marketing. “Intel’s technology facilitates RADCOM’s innovation in this market, and empowers us to be a pioneer in NFV-based Service Assurance solutions.”

“Probe-based solutions, such as MaveriQ, are key to improving customer satisfaction and supporting new network services and technologies.” said Sandra Rivera, director of business development, Intel Communications and Storage Infrastructure Group. “Working with RADCOM and our other Intel Network Builders partners will enable Service Providers to deploy these solutions in SDN and NFV environments.”

RADCOM will be demonstrating MaveriQ at Mobile World Congress Barcelona 2014 in Hall 2, 2D50. Please contact Saul Gold at saulg@radcom.com to schedule a meeting.

About RADCOM

RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, LTE-A, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier- grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.radcom.com

Risks Regarding Forward-Looking Statements
Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of RADCOM to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for RADCOM’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with RADCOM’s business, reference is made to RADCOM’s reports filed from time to time with the United States Securities and Exchange Commission. RADCOM does not undertake to revise or update any forward-looking statements for any reason.

Intel is a registered trademark of Intel Corporation in the United States and other countries.